

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 26, 2011

<u>Via U.S. Mail and Facsimile: (916) 788-2850</u>
A. Scott Dockter
President
Steele Resources Corporation
3081 Alhambra Drive
Suite 208
Cameron Park, CA 95682

> **Re:** **Steele Resources Corporation**
> **Form 10-K**
> **Filed March 31, 2011**
> **File No. 000-53474**

Dear Mr. Dockter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that subsequent to the balance sheet date, you have been advanced approximately $ 550,000 to enable you to close the Pony and A&P Project leases which you will initially contribute into the joint venture ("JV") with INCT. If so, tell us how you considered filing a Form 8-K Item 2.01 to report the closing of the leases and the joint venture formation or tell us why it is not required.

2. Tell us if you plan to provide summarized financial information for the joint venture under Rule 8-03 of Regulation S-X in your interim financial statements or tell us why it is not required.

Business, page 1

Fairview Hunter Mine Project, page 3

3.   Please file a copy of the asset purchase agreement with Durarock as an exhibit to your
        annual report. In addition, please disclose the material terms of the asset purchase
        agreement here, including the 500,000 shares issued to Mr. Dockter in connection with
        this transaction.

Joint Venture Agreement…, page 9

4.   Please revise you disclosure to clarify the total amount that INCT has contributed to SRC
        related to the Mineral Hill Mining Project and the balance remaining on its initial $1
        million dollar commitment. In addition, please revise your disclosure to clarify that you
        have agreed to contribute up to $5 million no later than twelve months following the
        completion of INCT's initial funding of $1 million. To the extent INCT has completed
        funded its initial $1 million dollar commitment, please provide the date such funding was
        complete.

Management's Discussion and Analysis of Financial Condition and Results of Operations or
Plan or Operations, page 25

Liquidity and Capital Resources, page 27

5.   Please revise your disclosure to provide your current financial commitments on a project
        by project basis over the next twelve months, including estimated lease payments, taxes,
        assessments and fees on such projects.

6.   Please provide a discussion of the material terms of your Drawdown Equity Financing
        Agreement. Discuss the likelihood that the company will ever receive the full amount of
        proceeds available under the agreement. Discuss the potential dilution to current
        shareholders that may result if the company puts shares to the investor under the
        agreement.

Recent Financing Transactions, page 28

7.   Please file your notes as exhibits to your annual report. Alternatively, please tell us why
        they are not material agreements pursuant to Item 601 of Regulation S-K.

8.   Please provide disclosure regarding the $50,000 of assets securing the promissory note
        issued in October 2010. Please provide the specific maturity date for this note.

9.   Please disclose the number of shares issuable upon conversion of each outstanding note
        based on the market price of your stock on the most recent practicable date.

10.   Please provide risk factor disclosure that discusses in specific detail the dilution to
        common shareholders that may result upon conversion of the notes issued in October and
        November 2010 and January 2011. In this regard, clearly disclose the following items:

        •   As of the latest date practicable, the amount of common shares that you would issue
            assuming all of the convertible notes were converted, the percentage of the total
            outstanding common shares this amount represents, and that due to the floating
            conversion prices, you do not know the exact number of shares that you would be
            required to issue upon conversion.

        •   To the extent the convertible note holders convert the notes and then sell the common
            stock, the common stock price may decrease due to the additional shares in the
            market. This could allow the convertible note holders to receive greater amounts of
            common stock upon conversion, the sales of which would further depress the stock
            price.

        •   Provide a table that shows the number of shares that could be issued upon conversion
            of the notes based upon a reasonable range of market prices. The range should
            include market prices 25%, 50% and 75% below the most recent actual price.

Tabular Disclosure of Contractual Obligations, page 29

11.   We note that the disclosure in this table does not appear to match the disclosure regarding
        your outstanding notes on page 28. On page 28, you disclose over $200,000 of
        outstanding notes payable over the next two years. In addition, we note that on page F-14
        you disclose that the annual lease payments under the Pony lease alone are $500,000.
        Please revise your disclosure or explain to us why your disclosure and the numbers in the
        table are inconsistent.

Certain Relationships and Related Transaction and Director Independence, page 44

12.   Please revise this section to provide disclosure consistent with the information disclosed
        in your Registration Statement on Form S-1 filed on April 15, 2011.

Statement of Stockholders' Deficit, page F-4

13.   We note that the total par values of $5,730 and $3,820 for the issuance of 57,300,000 and
        38,200,000 shares, respectively, do not reflect the par value of $0.001 per share. Please
        revise or advise.

Note 1. Basis of Presentation and Going Concern, page F-6

14.   Please correct the reference, "December 31, 2011," to "December 31, 2010."

15.   Disclose your plans if you are unable to raise the necessary capital.

16.   We note your disclosure in the last sentence of the last paragraph on page F-6. Since your financial statements are presented on going concern basis, tell us why this disclosure is appropriate.

Note 6. Commitment and Contingencies, page F-13

17.   Please disclose that "the amount of loss cannot be reasonably estimated." Additionally, state that Mr. Steele has personally agreed to indemnify (versus "has indemnified") the Company from any loss arising from the lawsuit. If you disagree, please tell us why the disclosures are not applicable.

Note 10. Subsequent Events, page F-14

18.   Please expand your MD&A to discuss how you expect to fund the JV with a matching $5 million in operating funds. Explain what the consequences would be, if you are unable to raise such funds after receipt of funding from Innocent Inc.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director